Exhibit 99.1

BRBI BR PARTNERS S.A.

CNPJ nº 10.739.356/0001-03

Avenida Brigadeiro Faria Lima, 3.732, 28º andar

CEP 04538-132, São Paulo, SP

Código CVM: 2586-0

NOTICE TO THE MARKET

BRBI BR PARTNERS S.A. (“Company”) (B3: BRBI11) announces to its shareholders and the market in general that, as of the close of trading on September 17, 2025, it will begin trading under its Level II American Depositary Receipt (ADR) program, backed by the company’s units. Key features of the program include:

●	ADR Depositary Bank: Citibank N.A.

●	ADR Composition: Each ADR issued through the program will be backed by four (4) units listed on the B3 exchange.

●	ADR Trading: The ADRs will be admitted for trading on Nasdaq Inc. (“Nasdaq”).

●	Trading Symbol: “BRBI”

The company will therefore continue its listing on the B3 (Brazil) and will also be listed on the United States stock market through depositary receipts (ADRs), with a ticker (Nasdaq: BRBI), denominated in U.S. dollars, and with trading and settlement mechanisms that adhere to Nasdaq rules, as well as local legislation and supervision.

It is important to emphasize that the Level II ADR program does not constitute an offering of shares, nor does it involve any increase in the company’s share capital or capital raising.

São Paulo, September 5th, 2025.

BRBI BR PARTNERS S.A.

Vinicius Carmona Cardoso
Investor Relations Officer

This Communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful absent registration or qualification under the securities laws of such jurisdiction.